July 29, 2009

Lauren Nguyen
Daniel Morris
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C.  20549

RE:           Writers’ Group Film Corp.
Registration Statement on Form S-1 – 5th amendment
File No. 333-156832
Filed on July 1, 2009

Dear Ms. Nguyen and Mr. Morris:

Thank you for your comments letter of July 16, 2009. Please find following our responses to your comments. We have also filed through the EDGAR system a redline version of the Form S-1/A6, to aid in your re-review of our filing.

1.
We confirm that through our first private placement stock offering, conducted from March – August, 2007, we sold shares to a total of 31 persons, and raised a total of well under $1,000,000. We also confirm that we were not subject to the reporting requirements of any section of the Exchange Act at the time of this first private offering, nor did we solicit any person through any general or public notice or advertisement, but rather, through personal contact from members of our management only, and only to those persons who were already known to one or more members of our management. And finally, all certificates issued as a result of this offering were stamped with restrictive legends, and to date, no subscriber to this first offering has sold their shares.

With respect to the non-accredited investors who purchased shares in our second and third private placements, we did not engage in general solicitation to retain the purchasers.

www.writersgroupfilmcorp.com   *   info@writersgroupfilmcorp.com

•
Alastair N. Wood, who purchased shares in both the second and third offerings, was a previous shareholder of Writers’ Group, and long-time business associate known personally to the President, Tal L. Kapelner, prior to either offering.

•	Joseph P. Hochman was known personally for many years to all three members of Management, and was approached by Tal.
•	James Kilmartin and his son William were known as long-time personal friends to, and were approached by, Tal.
•	Caige Moore and his brother Cody, as well as James Somers, were all old colleagues of Tal’s many years ago, and have remained Tal’s friends since. Both were approached by Tal.
•
James M. Douglass and his son Jonathan were both known in a personal and a business capacity by Tal prior to both offerings. They were also both shareholders of the Company prior to the second offering.

•	Abigale Bossen is James Douglass’ daughter and known personally to Tal prior to Tal approaching her about investing in Writers’ Group.
•	William T. Penninger is an old friend of Tal’s and was approached by him.

All investors to both offerings – as well as any offerees who declined to participate – were approached through personal contact, and not through any general announcement.

2.
In our previous response letter, we were unclear in sub-paragraphs (d) and (e) of our response to comment #1. We stated that we had given each purchaser “the information in our Form 10-K which we filed on July 15, 2008, which included a description of the securities being offered, plus the use of proceeds from the offering”. This could be construed to mean that we gave each purchaser the 10-K, and the 10-K included a description of securities and use of proceeds for the private offering.

However, what we meant to say in sub-paragraph (d) was that we gave each purchaser the information contained in our most recent 10-K, plus we gave each purchaser a separate description of our securities and use of proceeds data for our second private offering.

Similarly, what we meant to say in sub-paragraph (e) was that we gave each purchaser the information contained in our most recent 10-K, plus the information in our most recent 10-Q, plus a separate description of the securities being offered and use of proceeds data for our third private offering.

3.
We further revised the ninth paragraph under “Note 3. Equity” of our financial statements to disclose the number of investors who received shares of our common stock for cash and/or for services rendered, as requested.

4.	We considered the financial statement update requirements of Rule 8-08 of Regulation S-X, as requested. We are up-to-date on our financial statements.

Thank you for your time and help. Feel free to contact me at our contact information above for any reason.

Sincerely,

Tal L. Kapelner
President